UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IntegraMed America, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title Class of Securities)

45810N302
(CUSIP Number)

Dan Friedberg
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial fling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45810N302	Page 1 of 4 Pages

1	NAME OF REPORTING PERSON: Sagard Capital Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 20-3332164
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 45810N302	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 20-3331555
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45810N302	Page 3 of 4 Pages

1	NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 20-2402055
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45810N302	Page 4 of 4 Pages

1	NAME OF REPORTING PERSON: IntegraMed Holding Corp. (f/k/a SCP-325 Holding Corp.) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only): 45-5344778
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON CO

Introduction

This Amendment No. 1 to Schedule 13D (this “Statement”) relates to the beneficial ownership of Common Stock, $0.01 par value per share (the “Common Stock”) of IntegraMed America, Inc., a Delaware corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated June 20, 2012.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the initial Schedule 13D.

Item 1.       Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

Pursuant to the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation of the Issuer was amended, and such amended Certificate of Incorporation became the Certificate of Incorporation of the Issuer as the surviving corporation of the Merger. By virtue of the Merger, all of the outstanding shares of the Issuer’s Common Stock issued and outstanding as of the effective time of the Merger were cancelled and converted into the right to receive $14.05 in cash without interest or were otherwise cancelled for no consideration.  Following the effective time of the Merger, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time of the Merger was automatically converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Issuer, as the surviving corporation in the Merger.  Parent owns 1,000 shares of Common Stock, representing 100% of the Common Stock, after giving effect to the Merger.

References herein to “Parent” refer to IntegraMed Holding Corp. (f/k/a SCP-325 Holding Corp.).

The principal executive offices of the Issuer are located at Two Manhattanville Road, Purchase, New York  10577.

Item 2.       Identity and Background.

Item 2 is hereby supplemented by the following:

Merger Sub has been merged with and into the Issuer pursuant to the Merger Agreement, with the Issuer continuing as surviving corporation and a wholly-owned subsidiary of Parent.  Merger Sub is no longer a Reporting Person.

Parent is the direct owner of certain securities of the Issuer which are reported herein as beneficially owned by each of the Reporting Persons.  Parent was the sole stockholder of Merger Sub and is now the sole stockholder of the Issuer, as the surviving corporation.  Sagard is principally engaged in the business of investing in securities.  GP is the general partner of Sagard.  Manager is the investment manager of Sagard.  Sagard owns a majority of the capital stock of Parent, which is a holding corporation formed by Sagard in connection with the transactions contemplated by the Merger Agreement.

Item 3.       Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The acquisition of the Issuer (described in Item 4 below) was funded through (i) credit facilities arranged by GCI Capital Markets LLC, a Delaware limited liability company (“GCI Capital”), in the aggregate principal amount of approximately $90 million (before expenses and fees), (ii) the issuance of shares of capital stock of the Parent (the “Parent Capital Stock”), with an aggregate value of approximately $74.3 million to (A) Sagard in exchange for cash and the contribution of the 445,100 shares of Common Stock held by Sagard and (B) entities affiliated with GCI Capital (the “GCI Capital Investors”) in exchange for cash and (iii) the Issuer’s cash on hand as of the effective time of the Merger, excluding amounts required to fund the Issuer’s operations, repayment of indebtedness and committed capital expenditures.

The Credit Facilities

In connection with the Merger, on September 20, 2012, Merger Sub, the Issuer and its subsidiaries entered into a Credit Agreement (the “Credit Agreement”), and related security and other agreements, with certain lenders and GCI Capital, as administrative agent and sole bookrunner.  On September 20, 2012, the Issuer (as the surviving corporation) borrowed $90 million under the Credit Agreement in order to fund in part the payment of merger consideration for the Issuer’s Common Stock pursuant to the Merger Agreement.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the description set forth in the Issuer’s Current Report on Form 8-K.

Parent Capital Stock

On September 20, 2012, Parent issued shares of its Parent Capital Stock to Sagard and the GCI Capital Investors for an aggregate of approximately $74.3 million in the form of both cash and the contribution of 445,100 shares of the Issuer’s Common Stock.  Parent used these proceeds to partially fund the merger consideration.

Issuer’s Cash

The remaining source of funds to complete the acquisition was excess cash on the Issuer’s balance sheet.

Item 4.       Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On September 20, 2012, Parent completed its acquisition of the Issuer, pursuant to the terms of the Merger Agreement.  To consummate the acquisition, Merger Sub was merged with and into the Issuer, with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, as of the effective time of the Merger, each share of the Issuer’s Common Stock issued and outstanding immediately prior to the effective time of the Merger  was converted into the right to receive $14.05 in cash without interest or was otherwise cancelled without compensation.  In addition, each option to purchase shares of the Issuer’s Common Stock that remained outstanding as of the effective time of the Merger, whether vested or unvested, was converted into the right to receive a cash payment.  The aggregate cash consideration payable to such former stockholders and optionholders of the Issuer is approximately $163.3 million.

At the effective time of the Merger, the directors of Merger Sub, Dan Friedberg and Michael Braner, became the directors of the Issuer, while the officers of the Issuer immediately prior to the effective time continued to be the officers of the Issuer.

On September 21, 2012, the Issuer will increase its board size to four members and will add the following individuals to the Issuer’s board:  Jay Higham and Anil Shrivastava.

In connection with the Merger, the Nasdaq Capital Market (“Nasdaq”) filed with the U.S. Securities and Exchange Commission (the “SEC”) a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 thereby effecting the delisting of the shares from Nasdaq.  The Reporting Persons expect that the Issuer will file a Certification and Notice of Termination of Registration on Form 15 with the SEC for the purpose of terminating its registration under Section 12(g) of the Act pursuant to Rules 12g-4 and 12h-3 under the Act.

Except as otherwise set forth in this Item 4, the Reporting Persons do not have at this time any present or specific plans which are required to be disclosed under clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

(a)           As of September 20, 2012, the Reporting Persons beneficially owned an aggregate of 1,000 shares of the Issuer’s Common Stock, which represents 100% of the issued and outstanding shares of Common Stock.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by PCC and certain of its subsidiaries, including Sagard.  The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of September 20, 2012.

(b)

Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote:  1,000

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition:  1,000

Parent directly holds 1,000 shares of Common Stock.  Sagard holds a majority of the outstanding equity of the Parent, and thus certain of the Reporting Persons have shared voting and dispositive power over the 1,000 shares of Common Stock.

(c)           The following transaction has been effected by the Reporting Persons over the last 60 days:  Immediately prior to the effective time of the Merger, Sagard contributed 445,100 shares of the Issuer’s Common Stock to Parent (as described in Item 3 above).

(d)           Not applicable.

(e)           Not applicable.

Item 7.       Material to Be Filed as Exhibits.

Exhibit C is hereby amended and restated in its entirety, as attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2012	SAGARD CAPITAL PARTNERS, L.P. By:Sagard Capital Partners GP, Inc., its general partner By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS GP, INC. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

INTEGRAMED HOLDING CORP. (f/k/a SCP-325 HOLDING CORP.) By: /s/ Dan Friedberg Name: Dan Friedberg Title: President

Exhibit C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 30th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel Coutu
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Canadian Oil Sands Limited
(v)	2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary (Alberta), Canada T2P 3N9
(vi)	None
(vii)	None

(i)	Laurent Dassault
(ii)	Director
(iii)	France
(iv)	Vice-President, Groupe Industriel Marcel Dassault SA
(v)	9, Rond-Point des Champs Elysées, 75008 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul G. Desmarais
(ii)	Director
(iii)	Canada
(iv)	Chairman of the Executive Committee, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	President, Wittington Investments, Limited
(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7
(vi)	None
(vii)	None

(i)	Robert Gratton
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair and Vice-President, Corporate Development, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3315, Montréal (Québec), Canada H3B 3N2
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	John A. Rae
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Office of the Chairman of the Executive Committee, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Henri-Paul Rousseau
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States
(iv)	President and Chief Executive Officer, Securities Industry and Financial Markets Association (SIFMA)
(v)	120 Broadway, 35th Floor, New York, NY 10271 U.S.A.
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Pierre Larochelle
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Investments, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Peter Kruyt
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Arnaud Vial
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None